Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

November 30, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Post-qualification Amendment No. 16 to Form 1-A Filed October 26, 2021
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the November 18, 2021 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment No. 16 to its Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the Company’s response.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment to No. 16 to Form 1-A Filed October 26, 2021

Cover Page

1.	Please revise the offering table on your cover page to clarify the difference between series that are: (1) currently being offered; (2) currently being offered, but have terms that will be amended by this post-qualification amendment; and (3) new series that will only start to be offered upon qualification of this post-qualification amendment. In addition, please revise the table to specify the qualification date of each offering and the day in which offers and sales commence or launch for each offering.

Response: We acknowledge the Staff’s comment and have revised this disclosure in an amendment to the Offering Statement (“Amendment No. 17”) that we are filing contemporaneously with this response letter. In Amendment #17, we have divided the table on the cover page into the following three sections, each of which is preceded by a header describing the series that are included in each section of the table. Those are:

•	Series that are currently qualified and being offered (total of 116 series)
•	Series that were previously qualified but the terms of which are being amended and are awaiting qualification and are not currently being offered (total of 11 series)
•	New series awaiting qualification and not yet being offered (63 series)

Below the name of each series in the table, we also have added “Date qualified” and “Date series launched”. When we submit an offering for qualification, each offering typically contains several series. One or more of those series is then offered almost immediately following qualification, with the remainder of the series included within that offering being offered on a delayed basis pursuant to Rule 251(d)(3).

United States Securities and Exchange Commission

November 30, 2021

With respect to those series in the two categories not presently being offered (because they are awaiting qualification), we have indicated “Pending” and “N/A” with respect to the “Date qualified” and “Date series launched”, respectively. We would assume that, after qualification, upon launch of a particular series, we could add those dates with an offering circular supplement that we would file pursuant to Rule 253(g).

We trust our response to the Staff’s comment is satisfactory and, and in accordance with the statement made in the comment letter, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

If you would like to discuss this response further, please contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc: Gary M. Brown